EXHIBIT 12.1

KILROY REALTY CORPORATION

Statement of Computations of Consolidated Ratio of Earnings to Combined Fixed Charges

and Preferred Dividends and Distributions

(in thousands, except ratios)

	2004		2003		2002		2001		2000
Income from continuing operations before minority interest	$37,688		$64,180		$42,887		$54,400		$60,926
Add back:
Interest expense	37,647		33,385		35,380		41,024		38,205

Earnings available for fixed charges	$75,335		$97,565		$78,267		$95,424		$99,131

Fixed Charges:
Interest expense	$37,647		$33,385		$35,380		$41,024		$38,205
Capitalized interest	8,550		11,780		14,007		13,594		18,009
Distributions on Cumulative Redeemable Preferred units	9,579		13,163		13,500		13,500		13,500
Preferred dividends	3,553		349

Fixed Charges	$59,329		$58,677		$62,887		$68,118		$69,714

Ratio of earnings to fixed charges and preferred dividends and distributions	1.27	x	1.66	x	1.24	x	1.40	x	1.42	x

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends and distributions by dividing income from continuing operations before the effect of minority interest plus interest expense, by fixed charges. Fixed charges consist of of interest costs, whether expensed or capitalized, amortization of debt issuance costs and preferred distributions of consolidated subsidiaries.